Verizon Florida Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in Millions)	2002	2001	2000	1999	1998

Income before provision for income taxes	$272.7	$355.8	$274.0	$447.2	$285.0
Equity loss from affiliate	—	13.9	.3	—	—
Interest expense	115.1	125.4	142.4	145.0	163.0
Portion of rent expense representing interest	24.0	9.9	10.3	8.0	9.6
Amortization of capitalized interest	.7	.6	.7	.6	.5

Earnings, as adjusted	$412.5	$505.6	$427.7	$600.8	$458.1

Fixed charges:
Interest expense	$115.1	$125.4	$142.4	$145.0	$163.0
Portion of rent expense representing interest	24.0	9.9	10.3	8.0	9.6
Capitalized interest	1.0	1.3	.6	1.2	1.8

Fixed charges	$140.1	$136.6	$153.3	$154.2	$174.4

Ratio of earnings to fixed charges	2.94	3.70	2.79	3.90	2.63